VESTA INTERNATIONAL, CORP.

56-26 Chongshan Middle Rd, 1-5-1, Huanggu

Shenyang, Liaoning, China, 110031

December 20, 2013

Ms.  Era Anagnosti,

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Vesta International, Corp.

      Amendment # 3 to

      Registration Statement on Form S-1

      Filed December 9, 2013

      File No. 333-190656

Dear Ms. Anagnosti,

We received your letter dated December 19, 2013 which included a comment regarding our Amendment No. 3 to Registration Statement on Form S-1 filed on December 9, 2013. In response to the letter we filed Amendment No. 4 to Registration Statement on Form S-1 with the changes to the Company’s Amendment No.3 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 9, 2013:

Sales and Marketing Strategy, page 22

1. We note your revised disclosure in response to comment five in our letter dated October 8, 2013; however, you continue to not provide the basis upon which you rely to make broad market statements such as “[t]here is rise of the construction industry and conversion and modification of old housing in [the Commonwealth of Independent States and Eastern European] countries.” Please revise your disclosure accordingly.

Response: We revised our disclosure to delete this statement.

Contracts with San-Svit, Ltd., page 24

2. You disclose, among other things, that pricing of the products is included in the “Specification to the Contract.” Section 1 of Exhibit 10.4 provides that the “Specifications” are an integral part of the contract. As this part of the contract appears to be missing from Exhibit 10.4, please advise or otherwise file a complete copy of the San –Svit contract with your next amendment.

Response: "Specifications" includes the description of the products and their prices which is presented to the Buyer prior to each order. The seller is free to alter the "Specifications" prior to each order. As the "Specifications" are subject to change at seller’s discretion, we do not feel it has to be filed at this time.

3. Please expand your disclosure of the material terms of the contract to state that the contract will be valid until December 31, 2014, and that in the event of a dispute or disagreement which is not resolved in two weeks, the parties will arbitrate such disputes in the Arbitration Court at Chamber of Commerce and Industry in Kiev, Ukraine.

Response: We expanded our disclosure of the material terms of the contract to state that the contract will be valid until December 31, 2014, and that in the event of a dispute or disagreement which is not resolved in two weeks, the parties will arbitrate such disputes in the Arbitration Court at Chamber of Commerce and Industry in Kiev, Ukraine.

Report of Independent Registered Public Accounting Firm, page 40

4. We note that you have included a review report from Cutler & Co. LLC for your interim financial statements that reference the three-months and six-months ended September 30, 2013, and the cumulative period May 11, 2011 (Inception) to September 30, 2013 for your statements of operations, changes in stockholder’s equity and cash flows. However, the report excludes the three-months and six-months ended September 30, 2012, which are also presented. Please request Cutler & Co. LLC to provide you with a review report that captures all periods presented in the interim financial statements presented, as all periods are required to be reviewed. Please refer to Article 10-01(d) of Regulation S-X for guidance. Please also request Cutler & Co. LLC to revise their consent accordingly.

Response: We revised our disclosure to include an updated report from Cutler & Co. LLC.

Please direct any further comments or questions you may have to the company’s email at vesta.int.corp@gmail.com

Thank you.

Sincerely,

/S/ Yan Wang

Yan Wang, President